

September 16, 2013

Via e-mail

James W. Ketner
President/Chief Executive Officer
Galenfeha, Inc.
2705 Brown Trail, Suite 100
Bedford, Texas 76021

> **Re: Galenfeha, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 6, 2013**
> **File No. 333-188800**

Dear Mr. Ketner:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. We reissue comment one of our letter dated August 29, 2013. Please file a marked version of your registration statement with your next amendment in accordance with Rule 310 of Regulation S-T.

Prospectus Cover Page

2. We reissue comment seven of our letter dated August 29, 2013. Please remove information not required by Item 501 of Regulation S-K from your prospectus cover page.

Prospectus Summary, page four

Operating History, page four

3. Please revise here and throughout to clarify your business relationship with Fleaux Services. Here you present Fleaux Services as a potential client; however, you appear to already be providing business services, albeit free of charge, for Fleaux.

Engineering Services, page four

4. Please clearly and consistently state the nature of your engineering services, here and on page 17. Under this heading, you describe services that are commonly understood to be attendant to the sale of a product, and similarly in your supplemental response to comment nine of our letter dated August 29, 2013, you state that your engineering services will be limited to "training our distributor's employees on the techniques of implementing our product;" however, on page 17 you describe developing entirely new products for your clients. Please revise.

5. Please discuss in greater detail the arrangement with the distributor(s) that you discuss on pages four and 21 in your next amendment, and reconcile this disclosure with your statements elsewhere to the effect that you have yet to establish a distribution network. Please supplementally advise us of whether you currently have an agreement in place for distribution. Please provide similar clarification with regard to your statements relating to established distribution networks, as stated on page 15, and your need establish such networks, on page 16.

Risk Factors, page 6

We could have unanticipated requirements for and there is uncertainty of access to additional capital, page 7

6. Please refer to comment ten of our letter dated August 29, 2013. The meaning of "affiliate contributions" is still unclear. Please clearly state the nature of these contributions; for example, whether you contemplate your affiliates making loans to you, or purchasing additional equity.

Description of the Business, page 15

7. Please clarify your references here and throughout to oil producers, as it appears your product has no application beyond the natural gas context.

Competition, page 16

8. Please supplementally provide us with a copy of the "article posted to clean energy ideas" that you reference here.

9. Please see comment 16 of our letter dated August 29, 2013. Please disclose the basis of competition in your industry. Clarify whether you will be competing with other providers of power sources for natural gas flow computers on the basis of price, efficiency, quality, or other attributes.

Competitive Advantages, page 16

10. We note your list of bullet points here. Please revise to clearly demarcate which strengths you have currently established, and which you expect to display when you test your prototype on Mr. Moore's well.

11. Please provide more context for your listed advantages so that an investor may appropriately weigh the relevance of the traits you list here. For example, you state that your product is lightweight, compact, and easy to ship. The value of these attributes is not apparent without a presentation of the weight, size, and ease of shipping for solar panel and battery systems. Please see comment 17 of our letter dated August 29, 2013.

12. We note your statement that you expect that your customers will enjoy a reduction in implementation, maintenance and replacement costs. We also note your supplemental response to comment 18 of our letter dated August 29, 2013, in which you state that you "expect [y]our solution to replace the current solar/battery configuration and save the client ---% in hard equipment costs, replacements and maintenance." Please advise as to the meaning of "---%," and inform us of the basis of your belief that your product will lead to a reduction in such costs.

Contract Engineering Services/Product Development, page 17

13. Please clarify your statement that you "took on this project without payment." It is unclear what you expect to deliver, or what service you expect to provide, to Fleaux Services for free. From your disclosure here, it appears that you intend to charge Fleaux Services upon the delivery of any products or the furnishing of any training services.

Market Analysis, page 17

14. Please revise this section to include a discussion of the various government-created financial incentives to encourage the use of alternative power that are salient to your company and your clientele. It is unclear which of the many possible financial incentives you list here are relevant to your business. It is also unclear how your product would offer an advantage in this regard when compared to solar panels, which are generally understood to be a form of alternative power.

Market for Common Equity and Related Stockholder Matters, page 19

15. We reissue comment 21 of our letter dated August 29, 2013. Please see also comment 22 of our letter dated June 19, 2013. Please revise to include the information required by Item 201(a)(2) of Regulation S-K. Note that because you are filing a Form S-1 regarding a class of equity for which there is no established market, you are required to disclose the amounts of common equity (i) subject to outstanding options, warrants to purchase, or securities convertible into common equity; (ii) that could be sold pursuant to Rule 144 or

that you have agreed to register for sale by security holders; and (iii) that being or has been publicly proposed to be publicly offered by you, if that offer could have a material effect on the market price of your equity.

Management Discussion and Analysis of Financial Condition and Results of Operations, page 21

Plan of Operations, page 21

16. We note your response to comment 23 of our letter dated August 29, 2013, and your disclosure on page 17. Your supplemental response implies that you will not receive payment for any purchase order from Fleaux Services before you deliver your product. Please advise of the anticipated source of funds for the "limited production environment" and production costs needed to meet the purchase order.

You may contact Tracey McKoy at (202) 551-3772 or Terence O'Brien at (202) 551-3555 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief

CC: Via e-mail
       Michael Stolzar, Esq.